SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

CONCHA Y TORO WINERY INC.

(Translation of registrant's name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes__________ No __X__

Consolidated Financial Statements

VIÑA CONCHA Y TORO S.A.

Santiago, Chile
March 2002 and 2001

VIÑA CONCHA Y TORO S.A.

Consolidated Financial Statements

March 31, 2002 and 2001

Contents

Ch.$	-	Chilean pesos
Th.Ch.$	-	Thousands of Chilean pesos
US$	-	United States dollar
Th.US$	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

VIÑA CONCHA Y TORO S.A.

Balance Sheets

	As of March 31,	
	2002 Th.Ch.$	2001 Th.Ch.$
ASSETS		
Current Assets		
Cash	1,028,750	1,703,066
Time deposits	215,792	59,271
Marketable securities, net	206,374	372
Trade accounts receivable, net	26,128,731	24,762,640
Notes receivable, net	2,233,446	2,101,048
Other accounts receivable, net	947,211	1,319,390
Notes and accounts receivable from related companies	428,122	591,632
Inventories, net	34,060,196	32,036,305
Recoverable taxes	2,079,815	3,480,807
Prepaid expenses	8,359,711	8,162,937
Deferred taxes	660,256	780,888
Other current assets	79,120	-
Total current assets	76,427,524	74,998,356
Property, plant and equipment		
Land	16,816,928	15,829,977
Buildings and infrastructure	71,920,942	70,319,648
Machinery and equipment	29,891,691	25,384,074
Other fixed assets	7,348,847	6,955,714
Revaluation from fixed asset technical appraisal	3,494,747	3,540,745
Depreciation	(33,673,649)	(30,519,123)
Net property, plant and equipment	95,799,506	91,511,035
Other Assets		
Investments in related companies	5,105,813	4,395,272
Investments in other companies	232,293	178,457
Goodwill	1,241,945	1,322,608
Long-term accounts receivable	6,772	6,776
Intangible assets	538,609	333,915
Amortization	(72,143)	(24,553)
Other	357,319	-
Total other assets	7,410,608	6,212,475
Total Assets	179,637,638	172,721,866

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Balance Sheets

As of March 31,

	2002 Th.Ch.$	2001 Th.Ch.$
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	11,378,502	19,209,327
Current portion of long-term debt	9,783,430	6,466,379
Current portion of bonds payable	602,007	571,340
Current maturities of long-term bank debt	97,633	168,393
Dividends payable	15,601	2,487,537
Accounts payable	10,686,930	7,048,383
Notes payable	936,882	456,480
Other accounts payable	890,697	159,134
Notes and accounts payable to related companies	2,240,921	2,128,291
Accrued expenses	4,306,458	4,463,785
Withholdings payable	1,047,145	833,132
Income taxes	348,697	-
Deferred revenue	7,391	6,341
Other current liabilities	1,247,765	296,056
Total current liabilities	43,590,059	44,294,578
Long-term Liabilities		
Long-term bank debt	13,054,893	16,743,510
Long-term bonds payable	312,077	910,205
Other long-term accounts payable	958,622	1,096,527
Notes and accounts payable to related companies	2,459,625	2,744,299
Accrued expenses	478,566	406,269
Deferred taxes	2,723,476	1,827,227
Other long-term liabilities	506,433	-
Total long-term liabilities	20,493,692	23,728,037
Minority interest	60,854	53,395
Shareholders' Equity		
Paid-in capital	40,488,670	40,253,042
Capital restatement	(161,955)	40,253
Additional paid-in capital	4,705,606	4,701,707
Other reserves	8,390,742	49,218,895
Reserve for future dividends	-	7,994,071
Accumulated earnings	62,365,373	-
Net income for the year	2,785,234	2,437,888
Provisional dividends	(3,080,637)	-
Total shareholders' equity	115,493,033	104,645,856
Total Liabilities and Shareholders' Equity	179,637,638	172,721,866

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Statements of Income

	For the three-month periods ended March 31, 2002 Th.Ch.$	2001 Th.Ch.$
Operating Results		
Revenues	23,877,041	21,981,860
Cost of sales	(15,278,636)	(14,561,879)
Gross margin	8,598,405	7,419,981
Selling and administrative expenses	(5,316,275)	(4,299,744)
Operating income	3,282,130	3,120,237
Non-operating Results		
Interest income	22,915	21,026
Gain on investments in related companies	787,564	708,711
Other non-operating income	38,051	86,355
Amortization of goodwill	(20,440)	(20,403)
Interest expense	(297,372)	(549,119)
Other non-operating expenses	(48,866)	(20,647)
Price-level restatement	209,121	(39,759)
Foreign currency exchange loss	(667,279)	(559,896)
Non-operating income (loss)	23,694	(373,732)
Income before income taxes	3,305,824	2,746,505
Less: Income taxes	(516,617)	(305,669)
Income before minority interest	2,789,207	2,440,836
Minority interest	(3,973)	(2,948)
Net income for the period	2,785,234	2,437,888

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Statements of Cash Flows

	For the three-month periods ended March 31, 2002 Th.Ch.$	2001 Th.Ch.$
Net cash flows for the year		
Cash flows from operating activities		
Received from customers	28,838,323	32,990,161
Interest received	21,687	29,209
Dividends and other distributions received	310	306
Other income received	38,746	168,992
Payments to suppliers and personnel	(21,604,359)	(27,871,027)
Interest paid	(264,267)	(531,230)
Income taxes paid	(194,820)	(417,179)
Payments of other expenses	(25,956)	(344,429)
V.A.T. and other taxes paid	(734,743)	(801,849)
Net cash flows from operating activities	6,074,921	3,222,954
Cash flows from financing activities		
Bank financing	-	8,971,395
Payment of dividends	(1,006,839)	(918,653)
Payment of loans	(3,756,967)	(9,508,335)
Payment of bonds payable	(287,185)	(268,649)
Net cash flows from financing activities	(5,050,991)	(1,724,242)

(Continued)

	For the three-month periods ended March 31, 2002 Th.Ch.$	2001 Th.Ch.$
Cash flows from investing activities		
Sales of fixed assets	41,029	20,032
Additions to property, plant and equipment	(2,158,114)	(2,649,031)
Payment of capitalized interest	(148,465)	(207,684)
Other investment disbursements	(110,441)	-
Net cash flows from investing activities	(2,375,991)	(2,836,683)
Net cash flows for the period	(1,352,061)	(1,337,971)
Effect of inflation on cash and cash and equivalents	135,365	4,833
Net variation in cash and cash equivalents	(1,216,696)	(1,333,138)
Beginning balance of cash and cash equivalents	2,667,238	3,036,204
Ending balance of cash and cash equivalents	1,450,542	1,703,066

(Continued)

	For the three-month periods ended March 31, 2002 Th.Ch.$	2001 Th.Ch.$
Reconciliation of cash flows from operating activities to net income		
Net income for the period	2,785,234	2,437,888
Net result on sale of assets:		
Gain on sale of fixed assets	(6,259)	(2,167)
Charges (credits) to income that do not affect cash flows:		
Depreciation	1,438,703	1.305.563
Amortization of intangible assets	10,071	5,863
Accrued expenses and write-offs	111,129	851,206
Equity share in related company income	(787,564)	(708,711)
Amortization of goodwill	20,440	20,403
Net price-level restatement	(209,121)	39,759
Net exchange difference	667,279	559,896
Other non-cash credits to income	(31,929)	-
Other non-cash charges to income	547,524	350,926
Total	1,766,532	2.424.905
(Increase) decrease in current assets		
Trade accounts receivable	2,809,578	2,212,984
Inventories	1,177,057	5,527,588
Other assets	(478,204)	(40,636)
Total	3,508,431	7,699,936
Increase (decrease) in current liabilities		
Accounts payable related to operations	(672,620)	(4,216,416)
Interest payable	(118,863)	17,975
Income taxes payable, net	(111,829)	(88,409)
Other accounts payable not related to operations	(547,969)	(3,956,647)
V.A.T. and other taxes, net	(531,709)	(1,097,060)
Total	(1,982,990)	(9,340,557)
Minority interest	3,973	2,949
Net cash flows from operating activities	6,074,921	3,222,954

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Notes to the Consolidated Financial Statements

As of March 31, 2002 and 2001

Note 1 - Registration of Securities

Viña Concha y Toro S.A. is registered with the Chilean "Registro de Valores" number 0043 and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance and the supervision of the United States Security Exchange Commission (US SEC).

Note 2 - Summary of Significant Accounting Policies

Companies included in consolidation

Tax Registration No.	Company	Ownership interest March 31, 2002 Direct	Indirect	Total	March 31, 2001 Total
85037900-9	Comercial Peumo Ltda.	0.0000	100.0000	100.0000	100.0000
84712500-4	Sociedad Exportadora y Comercial Oneworldwine Ltda.	99.0000	0.0000	99.0000	99.0000
82117400-7	Sociedad Exportadora y Comercial Viña Maipo Ltda.	99.0000	1.0000	100.0000	100.0000
85687300-5	Transportes Viconto Ltda.	0.0000	100.0000	100.0000	100.0000
86326300-K	Viña Cono Sur S.A.	50.0000	50.0000	100.0000	100.0000
0-E	Trivento Bodegas y Viñedos S.A. (Formerly Vina Patagonia S.A.)	0.0000	100.0000	100.0000	100.0000
0-E	Distribuidora Peumo Argentina S.A.	0.0000	100.0000	100.0000	100.0000
0-E	Concha y Toro UK Limited	99.9000	0.1000	100.0000	100.0000
96585740-0	Villa Alegre S.A.	75.0000	0.0000	75.0000	75.0000
96021850-K	Comercial Peumo S.A.	99.9000	0.1000	100.0000	100.0000

a) Period

These consolidated financial statements cover the period between January 1 and March 31, 2002, compared to the period between January 1 and March 31, 2001.

b) Basis for the preparation of the financial statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (Chilean GAAP) and the accounting regulations of the Chilean Superintendency of Securities and Insurance (SVS). In the event of any discrepancies in these regulations, the regulations of the SVS supersede those of Chilean GAAP.

c) Basis of consolidation

The consolidated financial statements do not include intercompany balances. All significant transactions between the subsidiaries and the Company and among subsidiaries, and their related effects on income have been eliminated. The consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and its subsidiaries. The participation of minority shareholders has been recognized and shown as minority interest.

d) Basis of presentation

For comparative purposes, the consolidated financial statements corresponding to 2001 have been restated by 2.5% in terms of Chilean pesos of March 31, 2002 purchasing power.

e) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose, and in conformity with current Chilean tax regulations and accounting principles, non-monetary assets and liabilities, equity accounts and income and expense accounts have been restated in constant year-end pesos, based on the official Consumer Price Index of the National Institute of Statistics applied with a month time lag, which was -0.4% in 2002 and 0.1% in 2001. Monetary assets and liabilities denominated in foreign currency or monetary units (U.F.'s) are restated based on the year-end exchange rate.

The resulting net charge or credit to income is a result of the gain or loss in purchasing power arising from the effects of inflation on monetary assets and liabilities and is shown in income.

f) Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and U.F.'s are presented in Chilean pesos at the exchange rate at the end of each year informed by the Central Bank of Chile and the National Institute of Statistics, respectively.

g) Time deposits

Time deposits include capital plus interest and restatements accrued at each period-end.

h) Marketable securities and other investments

Investments in mutual funds are stated at quoted market value at each period-end.

i) Inventories

Inventories of raw materials, materials and supplies are presented at price-level restated cost, in accordance with Article 41 of the Income Tax Law. These values do not exceed net realizable value.

Bulk wine inventory is stated at weighted average cost plus price level restatement in accordance with Technical Bulletin No. 3, which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method, which includes indirect costs incurred during the production process plus direct acquisition or grape production costs.

Finished goods and in-process wine inventories are stated at cost plus price-level restatement, in accordance with Article 41 of Income Tax Law, which does not exceed net realizable value. Finished goods and in-process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process in the bottling process.

The Company records a provision for obsolescence based on inventory turnover and the evaluation of its future value.

j) **Prepaid expenses**

Deferred harvest costs are calculated according to the absorption cost method which implies adding indirect cost to direct costs. These costs are charged to the cost of wine once the harvest is completed the following period.

k) **Property, plant and equipment**

Property, plant and equipment are presented at acquisition or the building or development cost plus price-level restatement. This cost includes applicable financing costs incurred by the Company until the asset is ready for use. The value resulting from the technical appraisal of 1979 is included in the balance of property, plant and equipment and includes annual price level restatements.

Fixed asset maintenance costs are charged to income as incurred.

l) **Leased assets**

Assets acquired through financial lease agreements are recorded at the present value of each contract, which is calculated by discounting regular installments and the related purchase option at the interest rate included in each respective agreement. Lease payables are recorded net of deferred interest. These assets are not legally owned by the Company and therefore they cannot be freely disposed of until the Company exercises the related purchase option.

m) **Depreciation**

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets and includes depreciation pertaining to fixed asset technical appraisals.

n) Intangible assets

Intangible assets represent rights or privileges acquired that will benefit the Company's operations beyond the period in which they were acquired. These refer primarily to water rights and industrial brand name rights, which are amortized over 20 and 10-year periods, respectively. These assets are presented at restated cost plus other acquisition related costs, which do not include financing costs.

o) Investments in related companies

Investments in shares of public and private companies in which the Company does exercise significant influence but does not hold a controlling interest are valued according to the equity method which consists of the proportional recognition of variations in the equity of the investee, including the elimination of unrealized gains or losses.

Investments in foreign subsidiaries are valued in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants.

p) Investments in other companies

Investments in shares not quoted in the Chilean Stock Exchange and in companies in which the Company cannot exercise significant influence are valued at the lower of restated cost and the quoted value at the date of the financial statements.

q) Goodwill

Goodwill represents the difference between the acquisition cost of shares of related companies and the equity value of these investments at the date of the acquisition. These differences are amortized over 5 to 20 years.

r) **Bonds payable**

Bonds are stated at the value of principal outstanding plus accrued interest at each year-end.

s) **Current income and deferred taxes**

The Company determines and records its current income taxes in conformity with current tax Chilean tax regulations.

Deferred taxes are recorded on the total amount of temporary differences between the book and tax basis of assets and liabilities, in conformity with Technical Bulletins Nos. 60 and 68 of the Chilean Association of Accountants.

t) **Employee severance benefits**

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for the accumulated years of services.

u) **Vacations**

The cost of vacations earned by employees is recorded on an accrual basis.

v) **Statement of cash flows**

The Company prepares the statement of cash flows using the direct method. Cash and cash equivalents are defined as the balances of cash, bank accounts and financial investments whose original maturity date is less than 90 days and which do not have any material risk of value loss.

Cash flows provided by operating activities include all cash flows related to the Company, including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

w) Reclassifications

For comparative purposes, certain balances in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

x) Revenues

The Company recognizes revenues from sales of its goods and services upon transference of significant risk and benefits of the ownership of these assets to the buyer.

y) Foreign exchange forward contracts

Gains and losses from foreign exchange forward contracts are recorded on an accrual basis, in conformity with accounting principles generally accepted in Chile.

z) Computer software

Investments in computer programs relate principally to the implementation of the SAP R/3 system and other supplementary programs, which are presented under other fixed assets within property, plant and equipment and are being amortized over a 8-year period, in conformity with Circular No. 981 of the Superintendency of Securities and Insurance.

aa) Provision for bad debt

The Company and subsidiaries record a provision for bad debt based on a case-to-case evaluation of debtors that are greater their there months past due.

bb) Detail of foreign currencies

		3-31-2002 Ch.$	3-31-2001 Ch.$
U.S. dollar	(US$)	655.90	594.97
Canadian dollar	(Can$)	412.13	377.64
Australian dollar	(AUS$)	350.19	290.10
Deutsch marc	(DM$)	291.92	266.75
French franc	(FF$)	87.04	79.54
Italian lira	(I$)	0.29	0.27
Swedish krona	(SK$)	63.26	57.11
Spanish peseta	(SP$)	3.43	3.14
Japanese yen	(JY$)	4.95	4.73
Euro	(Euro$)	570.94	521.72
Pound sterling	(GBP$)	934.86	843.93
Argentine peso	(Arg.$)	234.25	594.97
Unidad de Fomento	(U.F.)	16,197.66	15.813.07

Note 3 - Accounting Changes

As of December 31, 2001, the Company decided to change the criterion for the valuation of its investments in Argentina, as a result of the unstable economic situation in that country, which has experienced a devaluation of its currency compared to the US dollar, among other situations.

The financial statements of Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Viñedos S.A. in which the Company owns a 100% indirect ownership, have been translated in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants for unstable economies, which implies controlling the investments in historical US dollars.

The net effect, resulting from the translation of the financial statements of these subsidiaries, generated a charge to income at March 31, 2002 of Th.Ch.$ 634,736, in the Company's consolidated financial statements. This effect is shown within foreign currency exchange loss in the consolidated statement of income.

Note 4 - Marketable Securities

Balance detail:

Instrument	Book value At 3-31-2002	Book value At 3-31-2001
Shares	374	372
Mutual fund units	206,000	-
Total	206,374	372

Shares:

Tax Identification number	Company	No. of shares	Ownership %	Unit value	Investment value	Restated cost
96545490-K	Compañía de Telecomunicaciones de Chile	463	0.0000	2,480	1,148	374
Investments portfolio book value						374

Note 5 - Long and Short-term Balances Receivable

Trade accounts receivable

	2002 Th.Ch.$	2002 %	2001 Th.Ch.$	2001 %
Trade accounts receivable-exports, net	19,384,051	74.19	18,522,356	74.80
Trade accounts receivable-domestic, net	6,744,680	25.81	6,240,284	25,20
Total	26,128,731	100.00	24,762,640	100.00

Notes receivable	2002 Th.Ch.$	2001 Th.Ch.$
Notes receivable, net	2,194,526	1,802,556
Notes in foreign currency, net	38,920	298,492
Total	2,233,446	2,101,048

Other	2002 Th.Ch.$	2001 Th.Ch.$
Receivable from employees	427,961	625,867
Reimbursable expenses	208,897	137,117
Other accounts receivables	310,353	556,406
Total	947,211	1,319,390

Long and Short-term Balances Receivable

	Up to 90 days		More than 90 days up to 1 year			Total current portion (net)		Long-term portion	
	3-31-02	3-31-01	3-31-02	3-31-01	Sub-total	3-31-02	3-31-01	3-31-02	3-31-01
Trade accounts receivable	24,369,569	22,699,931	1,839,008	2,256,009	26,208,577	26,128,731	24,762,640	-	-
Bad debt estimate	-	-	-	-	79,846	-	-	-	-
Notes receivable	1,977,626	1,888,283	354,833	212,765	2,332,459	2,233,446	2,101,048	-	-
Bad debt estimate	-	-	-	-	99,013	-	-	-	-
Other accounts receivable	947,211	1,319,390	-	-	947,211	947,211	1,319,390	6,772	6,776
Bad debt estimate	-	-	-	-	-	-	-	-	-
Total long-term balances receivable								6,772	6,776

Note 6 - Balances and Transactions with Related Companies

All transactions with affiliates are presented within transactions with related entities. Additionally, all those relevant transactions with related parties whose total is higher than 1% of the Company's income are disclosed.

The subsidiary, Viña Patagonia S.A. changed its name to Trivento Bodegas y Viñedos S.A.

Notes and accounts receivable

Tax Registration No.	Company	Short-term 3-31-2002 Th.Ch.$	Short-term 3-31-2001 Th.Ch.$	Long-term 3-31-2002 Th.Ch.$	Long-term 3-31-2001 Th.Ch.$
96512200-1	Bodegas y Viñedos Santa Emiliana S.A.	248,338	344,839	-	-
96824300-4	Viña Almaviva S.A.	50,862	-	-	-
96512190-0	Frutícula Viconto S.A	112,480	216,004	-	-
79652940-7	Agrícola Greenwich Ltda.	51	623	-	-
96561410-9	Villard Fine Wine S.A	16,085	29,213	-	-
79956740-7	Comercial Greenwich	272	-	-	-
96710400-0	Altagracia S.A.	34	-	-	-
96580260-6	Hiram Walker	-	953	-	-
Total		428,122	591,632	-	-

Notes and accounts payable

Tax Registration No.	Company	Short-term 3-31-2002 Th.Ch.$	Short-term 3-31-2001 Th.Ch.$	Long-term 3-31-2002 Th.Ch.$	Long-term 3-31-2001 Th.Ch.$
96824300-4	Viña Almaviva S.A.	-	404,852	-	-
85201700-7	Agrícola Greenwich Ltda.	108,922	242,027	-	-
78956740-9	Comercial Greenwich Ltda.	-	2,315	-	-
90500000-1	Industria Corchera S.A.	1,497,590	890,553	-	-
84990200-8	Importadora y Comercial Huasco S.A.	14,284	19,714	-	-
95097000-6	Forestal Quivolgo S.A.	131,577	93,151	403,870	450,614
96710400-0	Altagracia S.A	-	1,526	-	-
79571480-4	Agrícola Granaderos Ltda.	21,087	-	-	-
78974030-5	Inversiones y Asesorías de Asis Ltda.	515	-	-	-
2479374-5	Osvaldo Solar Varela	8,909	-	-	-
94663000-4	Inversiones Totihue S.A.	235,229	251,429	1,090,106	1,216,273
7024596-5	Eduardo Rafael Morandé Montt	22,921	24,500	106,221	118,516
3326289-2	Carmen Montt Luco	22,921	24,500	106,221	118,516
6068328-K	Carmen Gloria Morandé Montt	22,291	24,500	106,221	118,516
7024597-3	Juan Ignacio Morandé Montt	22,921	24,500	106,221	118,516
8640638-1	Catalina Del Rosario Morandé Montt	22,921	24,500	106,221	118,516
7024595-7	Víctor Javier Morandé Montt	22,921	24,500	106,221	118,516
7024611-2	María Verónica Morandé Montt	22,921	24,500	106,221	118,516
7024619-8	José Vicente Morandé Montt	22,921	24,500	106,221	118,516
1848987-2	Eduardo Ignacio Morandé Fernández	25,004	26,724	115,881	129,284
78973760-6	Ases. E Inv. Bombini y Cia Ltda	14,344	-	-	-
70017820-K	Cámara de Comercio de Santiago	18	-	-	-
2556021-3	Isable Gana Morandé	74	-	-	-
Total		2,240,921	2,128,291	2,459,625	2,744,299

Transactions

Company	Tax Registration No.	Relationship	Type of transaction	3-31-2002 Amount Th.Ch.$	3-31-2002 Effect on income (Charge)/credit Th.Ch.$	3-31-2001 Amount Th.Ch.$	3-31-2001 Effect on income (Charge)/credit Th.Ch.$
Frutícola Viconto S.A.	96512190-0	Common Mgmt.	Sale of fruit, products and Services	147,744	-	84,770	-
		Common Mgmt.	Purchase of raw material and services	34,987	-	28,291	-
Bodegas y Viñedos Santa Emiliana S.A.	96512200-1	Common Mgmt.	Sale of services and other products	836,587	66,927	806,087	-
		Common Mgmt.	Purchase of materials products, other	107,110	-	125,376	-
Viña Almaviva S.A.	96824300-4	Affiliate	Sale of products and services	2,885	-	59	-
		Affiliate	Purchase of materials, products other	150,260	-	2,984	-
Industria Corchera S.A.	90950000-1	Affiliate	Sale of products	27	-	8	-
		Affiliate	Purchase of raw materials	11,411,185	-	707,630	-
Agrícola Alto de Quiltraman Ltda.	85201700-7	Common Mgmt.	Purchase of raw materials	92,307	-	261,653	-
Comercial Greenwich Ltda.	96749990-0	Common Mgmt.	Sale of products	205	-	-	-
			Purchase of raw materials				
Forestal Quivolgo S.A.	95097000-6	Shareholder	Purchase of raw materials	307,650	-	-	-
Imp. Y Comercial Huasco Ltda.	84990200-8	Common Mgmt.	Purchase of machinery and spare parts	29,181	-	19,830	-

Note 7 - Inventories

Inventories valued according to Note 2i are summarized as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Wine, bottled and bulk	26,472,050	24,615,688
Semi-produced wine	2,408,924	2,140,612
Liquors	164,645	58,504
Materials and supplies	4,970,990	4,509,821
Other products	174,884	846,259
Provision for obsolescence	(131,297)	(134,579)
Total	34,060,196	32,036,305

Note 8 - Income and Deferred Taxes

a) Income taxes

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Corporate income tax accrual	1,942,891	695,315
Article 21 unique tax	-	-
Total	1,942,891	695,315
Less:		
Monthly tax provisional payments	(1,287,768)	(1,727,463)
Other credits	(306,426)	(57,357)
Net balance payable (recoverable)	348,697	(1,089,505)

b) Net taxable income amounted to Th.Ch.$ 963,588 and Th.Ch.$ 691,433 at March 31, 2002 and 2001, respectively.

c) The Company's retained earnings balance at March 31, 2002 and 2001 consisted of:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Earnings with credit of 15%	19,800,906	18,932,499
Earnings with credit of 10%	67	1,030
Earnings of income tax law article 17	2,655,535	2,624,435
Earnings not subject to credit	306,316	264,262
Balance of Tax Profit Fund	22,762,824	21,822,226

d) Deferred Taxes

Changes to the income tax law, in effect beginning in 2001, establish that income tax rates will increase gradually between 2001 and 2004, from 15% to 17%.

Accordingly, net deferred tax balances at March 31, 2002, have been determined based on the income tax rates in effect or the estimated reversal date of the temporary differences.

Temporary differences	At March 31, 2002				At March 31, 2001			
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability	
	Short-term Th.Ch.$	Long-term Th.Ch.$	Short-term Th.Ch.$	Long-term Th.Ch.$	Short-term Th.Ch.$	Long-term Th.Ch.$	Short-term Th.Ch.$	Long-term Th.Ch.$
Provision for bad debt	26,659	-	-	-	29,047	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-
Vacation accrual	80,813	-	-	-	87,093	-	-	-
Amortization of intangible assets	-	-	-	-	-	-	-	-
Leased assets	-	-	-	8,680	-	157,186	-	161,512
Production expenses	-	-	28,422	788,918	-	-	-	591,993
Fixed asset depreciation	-	-	-	4,686,664	-	-	-	3,896,073
Severance indemnities	-	81,223	-	-	-	35,555	-	-
Other events	18,134	-	47,152	-	40,801	122,983	-	-
Inventories	21,007	-	-	-	465,373	-	-	-
Unrealized gains, liabilities	199,643	86,093	-	-	176,727	-	-	-
Loss for tax purposes	389,574	-	-	-	-	260,162	-	-
OTHER								
Complementary accounts, net of amortization	-	-	-	2,593,470	18,153	357,122	-	2,603,587
Provision for valuation	-	-	-	-	-	-	-	-
Total	735,830	167,316	75,574	2,890,792	780,888	218,764	-	2,045,991

Income taxes

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Current tax expense (income tax accrual)	(193,817)	(103,715)
Adjustment to prior year tax expense	-	-
Effect of deferred tax assets and liabilities for the year	(341,562)	(182,638)
Tax benefit provided by loss for tax purposes	39,090	-
Effect of the amortization of complementary asset and liability accounts	(20,328)	(19,316)
Effect on deferred tax assets or liabilities due to changes in the provision for valuation	-	-
Other charges or credits to the account	-	-
Total	(516,617)	(305,669)

Note 9 - Property, Plant and Equipment

a) The following is a summary of property, plant and equipment as of March 31 of each year :

	Gross fixed assets 2002 Th.Ch.$	Accumulated depreciation 2002 Th.Ch.$	Gross fixed assets 2001 Th.Ch.$	Accumulated depreciation 2001 Th.Ch.$
Land	16,816,928	-	15,829,977	-
	16,816,928	-	15,829,977	-
Plantations	19,989,670	(3,434,082)	18,553,146	(3,052,152)
Buildings and facilities	36,047,985	(5,853,097)	37,127,204	(4,933,278)
Permanent vineyards	15,883,287	(6,650,220)	14,639,298	(6,846,749)
	71,920,942	(15,937,399)	70,319,648	(14,832,179)
Machinery and equipment	27,829,549	(11,904,437)	23,378,589	(10,219,387)
Transportation equipment	2,062,142	(1,323,350)	2,005,485	(1,166,938)
	29,891,691	(13,227,787)	25,384,074	(11,386,325)
Bottles and packaging	799,707	(375,923)	874,904	(632,072)
Other fixed assets	5,339,315	(2,375,135)	4,870,985	(1,933,357)
Leased assets	1,209,825	(193,926)	1,209,825	(145,324)
	7,348,847	(2,944,984)	6,955,714	(2,710,753)
Revaluation from fixed asset technical appraisal	3,494,747	(1,563,479)	3,540,745	(1,589,866)
	3,494,747	(1,563,479)	3,540,745	(1,589,866)
Net property, plant and equipment	129,473,155	(33.673,649)	122,030,158	(30,519,123)

b) Depreciation for the period amounted to Th.Ch.$ 1,438,703 (Th.Ch.$ 1,305,563 in 2001), including depreciation of the fixed asset technical revaluation is included, detailed as follows:

	2002 Th.Ch.$	2001 Th.Ch.$
Sales and Adm. depreciation	204,862	241,772
Agricultural depreciation	756,841	510,754
Exploitation depreciation	477,000	553,037
Total	1,438,703	1,305,563

c) The capitalized interest detail for financing costs was as follows

	2002 Th.Ch.$	2001 Th.Ch.$
Vineyards under development	111,098	102,392
Work in-progress	58,512	154,323
Total	169,610	256,715

d) Technical revaluation: in accordance with Circular 1529 of the SVS, the Company recorded the increase in value resulting from a technical appraisal of its principal fixed assets at December 31, 1979. As of March 31, 2002 and 2001, this increase in value is as follows:

	Asset value 2002 Th.Ch.$	Accumulated depreciation 2002 Th.Ch.$	Asset value 2001 Th.Ch.$	Accumulated depreciation 2001 Th.Ch.$
Land	1,643,270	-	1,656,890	-
Buildings and facilities	1,566,886	(1,289,650)	1,432,143	(1,226,983)
Machinery and equipment	254,157	(244,062)	402,321	(332,379)
Other fixed assets	30,434	(29,767)	49,391	(30,504)
Total	3,494,747	(1,563,479)	3,540,745	(1,589,866)

e) Leased assets are accounted for in conformity with Technical Bulletin No. 22 of the Chilean Association of Accountants and relate to floor No. 15 and office 1602 Sur of the World Trade Center Building, as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Leased assets	1,209,825	1,209,825
Accumulated depreciation	(193,926)	(145,324)
Total	1,015,899	1,064,501

Leased assets are not legally owned by the Company and it cannot freely dispose of them until it exercises the related purchase option.

f) Operational rentals : The Company entered into long-term rental agreements for land where the Company has developed plantations of grapes for wine production. These agreements are expressed in U.S. dollars and/or U.F.'s under the terms set in each respective contract.

Future minimal payments regarding these operational rental agreements as of March 31, 2002 and 2001 are as follows:

Year of payment	2002 Th.Ch.$	2001 Th.Ch.$
2002	284,584	253,633
2003	222,830	269,502
2004	265,800	250,832
2005	265,800	250,832
2006	265,800	250,832
More than five years	2,472,512	2,330,765
Total	3,777,326	3,606,396

g) Investment in computer software

2002

There are no investments in computer software during 2002

2001

Note 10 - Investments in Related Companies

Relevant Situations

Valuation of investments in Argentina

As indicated in Note 3 above, the Company changed its valuation criteria for its investments in Argentina. Therefore, the financial statements of Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Viñedos S.A. in which the Company owns a 100% indirect ownership, have been translated in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants for unstable economies, which implies controlling the investment in historical US dollars.

The net-effect, resulting from the translation of the financial statements of these subsidiaries, generated a charge to income at March 31, 2002 of Th.Ch.$ 634,736 in the Company's consolidated financial statements. This effect is shown within foreign currency exchange loss within the consolidated statement of income.

Detail of investments

Tax Registration No.	Company	Country of origin		No. of shares	Ownership interest 3-31-2002	Ownership interest 3-31-2001	Equity of investee 3-31-2002	Equity of investee 3-31-2001	Result for the year 3-31-2002	Result for the year 3-31-2001	Accrued result 3-31-2002	Accrued result 3-31-2001	Equity value 3-31-2002	Equity value 3-31-2001	Unrealized results 3-31-2002	Unrealized results 3-31-2001	Book value 3-31-2002	Book value 3-31-2001
90950000-1	Industria Corchera S.A.	Chile	Ch.$	984,130	49.6000	49.6000	5,076,748	4,864,821	179,003	113,842	88,785	56,465	2,518,067	2,412,951	-	-	2,518,067	2,412,951
96824300-4	Viña Almaviva S.A.	Chile	Ch.$	1,000	50.0000	50.0000	5,175,492	3,964,643	1,397,557	1,304,490	698,779	652,245	2,587,746	1,982,321	-	-	2,587,746	1,982,321
	Total												5,105,813	4,395,272	-	-	5,105,813	4,395,272

Note 11 - Investments in Other Companies

Transactions of the period

2002

The Company purchased 101 shares from the Sociedad Agrícola La Rosa Sofruco S.A, with a net cost amounting to Th.Ch.$ 167

Tax Registration Number	Company	Number of shares	Ownership percentage	Book value 3-31-2002	Book value 3-31-2001
90831000-4	Sociedad Agrícola La Rosa Sufruco S.A.	238,334	0.0000	221,210	167,383
90042000-5	Cía. General de Electricidad Industrial S.A.	13,483	0.0000	7,328	7,322
0-E	Other minor investments	-	0.0000	2,351	2,348
0-E	The Chilean Chamber of Commerce	1	0.0000	1,296	1,296
78192550-0	Termas de Puyehue S.A.	20,000	0.0000	108	108

Note 12 - Goodwill and Negative Goodwill

Goodwill

		March 31, 2002		March 31, 2001	
Tax Registration Number	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance
96585740-0	Villa Alegre S.A.	2,758	30,339	2,735	41,336
96824300-4	Viña Almaviva S.A.	1,475	1,475	1,474	7,369
90950000-1	Industria Corchera S.A.	16,207	1,210,131	16,194	1,273,903
	Total	20,440	1,241,945	20,403	1,322,608

Note 13 - Intangible Assets

Intangible assets are as follows:

	Intangible asset 2002 Th.Ch.$	Accumulated Amortization 2002 Th.Ch.$	Intangible asset 2001 Th.Ch.$	Accumulated Amortization 2001 Th.Ch.$
Industrial trademarks	325,323	47,240	125,000	10,528
Patents	-	-	1,306	281
Telephone line rights	10,903	742	4,413	131
Water rights	202,383	24,161	191,843	13,613
Software licenses	-	-	11,353	-
Total	538,609	72,143	333,915	24,553

Note 14 - Short-term Bank Debt

Tax Registration No.	Bank or financial institution	U.S. dollars 3-31-2002	U.S. dollars 3-31-2001	Euros 3-31-2002	Euros 3-31-2001	Yen 3-31-2002	Yen 3-31-2001	Other currencies 3-31-2002	Other currencies 3-31-2001	U.F. 3-31-2002	U.F. 3-31-2001	Non-adjustable Ch.$ 3-31-2002	Non-adjustable Ch.$ 3-31-2001	Total 3-31-2002	Total 3-31-2001
Short-term portion															
97036000-K	Banco de Santiago	-	-	-	-	-	-	-	-	-	2,378,320	-	-	-	2,378,320
97024000-4	Banco de A. Edwards	-	-	-	-	-	-	-	-	-	3,273,119	-	-	-	3,273,119
97053000-2	Banco Security	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97004000-5	Banco de Chile	1,317,730	1,543,525	-	-	-	-	-	-	1,648,889	2,579,107	-	372,612	2,966,619	4,495,244
97008000-6	Banco Santander	-	2,104,637	581,674	-	-	-	-	-	3,552,333	439,923	832,375	1,693,770	4,966,382	4,238,330
97008000-7	Citibank	-	1,860,552	-	-	-	-	-	-	1,170,043	2,963,762	-	-	1,170,043	4,824,314
97032000-8	Banco BHIF	-	-	1,281,732	-	-	-	-	-	993,726	-	-	-	2,275,458	-
	Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Total	1,317,730	5,508,714	1,863,406	-	-	-	-	-	7,364,991	11,634,231	832,375	2,066,382	11,378,502	19,209,327
	Principal owed	1,311,800	-	1,841,271	-	-	-	-	-	7,173,511	18,682,354	830,164	-	11,156,746	18,682,354
	Weighted average interest rate	2.14%	-	4.77%	-	-	-	-	-	4.25%	6.00%	5.64%	-	-	-
Long-term portion															
97024000-4	Banco de A. Edwards	-	-	-	-	-	-	-	-	-	4,065	-	-	-	4,065
97053000-2	Banco Security	-	1,904,665	-	-	-	-	-	-	-	-	-	-	-	1,904,665
97004000-5	Banco de Chile	23,348	48,483	-	-	-	-	-	-	-	-	-	-	23,348	48,483
97039000-6	Banco Santander	-	-	-	-	-	-	-	-	102,745	108,567	-	-	102,745	108,567
97030000-7	Banco del Estado de Chile	-	-	-	-	-	-	-	-	20,051	26,958	-	-	20,051	26,958
97005000-0	Dresdner Banque Nationale	2,630,327	2,456,971	-	-	-	-	-	-	-	-	-	-	2,630,327	2,456,971
97008000-7	Citibank	5,663,919	1,916,670	-	-	-	-	-	-	-	-	-	-	5,663,919	1,916,670
97032000-8	Banco Credito Inversiones	1,343,040	-	-	-	-	-	-	-	-	-	-	-	1,343,040	-
	Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Total	9,660,634	6,326,789	-	-	-	-	-	-	122,796	139,590	-	-	9,783,430	6,466,379
	Principal owed	9,550,574	-	-	-	-	-	-	-	-	-	-	-	9,550,574	-
	Weighted average interest rate	3.50%	-	-	-	-	-	-	-	4.60%	-	-	-	-	-

Liabilities denominated in foreign currency	45,1600%
Liabilities denominated in Chilean pesos	54.8400%

Note 15 - Other Current Liabilities

The detail is as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Obligations from foreign exchange forward contracts	-	296,056
Unrealized gain	1,247,765	-
Total other current liabilities	1,247,765	296,056

Note 16 - Long-term Bank Debt

Tax Registration No.	Bank or financial institution	Currency or adjustment index	Years to Maturity: 1 to 2	2 to 3	3 to 5	5 to 10	More than Amount	10 years Term	Date of close of the current period: Total long-term portion at year-end	Weighted average interest rate	Prior year closing date Total long-term at year-end
97004000-5	Banco de Chile	US$	1,311,800	-	-	-	-	-	1,311,800	3.54%	1,219,689
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		U.F.	-	-	-	-	-	-	-	-	-
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97005000-0	Dresdner Banque National	US$	1,311,800	-	-	-	-	-	1,311,800	Libor 2.24625%+1.6%	3,659,066
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	-	-	-	-	-	-	-	-	-
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97008000-7	Citibank N.A.	US$	-	-	-	-	-	-	-	3.15%	1,280,673
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	-	-	-	-	-	-	-	-	-
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97053000-2	Banco Security	US$	-	-	-	-	-	-	-	-	-
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	-	-	-	-	-	-	-	-	-
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97024000-4	Banco de A. Edwards	US$	-	-	-	-	-	-	-	-	-
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	-	-	-	-	-	-	-	-	145,876
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97030000-7	Banco del Estado de Chile	US$	-	-	-	-	-	-	-	-	-
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	988,057	1,530,679	3,571,584	-	-	-	6,090,320	3.51%	6,094,356
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
97039000-6	Banco Santander	US$	-	-	-	-	-	-	-	-	-
		Euro	-	-	-	-	-	-	-	-	-
		JY$	-	-	-	-	-	-	-	-	-
		UF	-	2,604,583	1,736,390	-	-	-	4,340,973	6.13%	4,343,850
		Non-adjust. Ch.$	-	-	-	-	-	-	-	-	-
		Other currencies	-	-	-	-	-	-	-	-	-
		US$	-	-	-	-	-	-	-	3.44%	-
		Euro									
Total		JY$	3,611657	4,135,262	5,307,974	-	-	-	13,054,893	-	16,743,510
		U.F.									
		Non-adjust. Ch.$									
		Other currencies									

Liabilities denominated in foreign currency	47.4800%
Liabilities denominated in Chilean pesos	52.5200%

Note 17 - Long and Short-term Bonds Payable

No. of Registration Of the Instrument	Series	Nominative value	Restatement unit	Interest rate	Final maturity	Payment of interest	Payment of amortization	Par value 3-31-2002	3-31-2001	Country in which the instrument was placed
Long-term bonds 150	AA	597,525	U.F.	6.00%	3-1-2003	Semi annual	Semi-annual	602,007	571,340	Chile
Total short-term portion								602,007	571,340	
Long-term bonds 150	AA	312,077	U.F.	6.00%	3-1-2003	Semi-annual	Semi-annual	312,077	910,205	Chile
Total long-term								312,077	910,205	

Note 18 - Accrued Expenses and Withholdings Payable

The detail is as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Advertising expenses	2,078,029	2,310,314
Employee legal bonus and profit participation	793,317	754,618
Directors' participation	575,092	552,550
Vacation accrual	526,285	601,655
Other	333,735	244,648
Total accrued expenses	4,306,458	4,463,785

As of March 31, 2002 and 2001, the most significant charges to income regarding write-offs are as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Write-off of labels	-	19,666
Wine rank lowering	-	380,838
Reprocessing	186,982	387,071

During 2002 and 2001 there are provisions which are presented as corresponding contra-assets of the accounts:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Uncollectible debts	(79,846)	(193,300)
Uncollectible notes	(99,013)	-
Inventory obsolescence	(131,297)	(134,579)

Note 19 - Employee Severance Indemnities

The cost of severance benefits agreed by the Company with its employees is accrued at the present value of the total balance of the liability according to the accrued cost of benefit method considering an interest rate of 6.86% per annum and an average capitalization period of 15 years. Changes during each year were as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Balance at the beginning of the year	449,293	388,188
Increase during the year	29,273	35,209
Payments and others for the year	-	(17,128)
Total	478,566	406,269

Note 20 - Minority Interest

The detail is as follows:

Tax Registration No.	Subsidiary	Liability 3-31-2002	Result 3-31-2002	Liability 3-31-2001	Result 3-31-2001
96.585.740-0	Villa Alegre S.A.	59,299	(3,670)	52,093	(2,844)
84.712.500-4	Sociedad Exportadora y Comercial Oneworldwine Ltda.	1,555	(303)	1,302	(104)
Total		60,854	(3,973)	53,395	(2,948)

Note 21 - Movements in Shareholders' Equity

Other Reserves

Other reserves is detailed as follows

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Shareholders funds	-	41,137,194
Accumulated capital restatement	1,645,762	1,644,399
Revaluation from fixed asset technical appraisal	3,740,985	3,737,885
Adjustment to the value of fixed assets	988,221	987,402
Revaluation from fixed asset technical appraisal in subsidiaries	472,936	472,544
Special laws	651,667	651,126
Fluctuation in values	504,084	503,667
Conversion adjustment	387,087	84,678
Total other reserves	8,390,742	49,218,895

Accumulated conversion difference adjustment

This relates to the net difference between the Consumer Price Index (C.P.I.) and U.S. dollar at the end of the period for investments abroad, in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants. The detail of this adjustment is as follows:

Company	Restated Opening Balance	Translation Adjustment	Balance at March 31, 2002
Distribuidora Peumo Argentina S.A.	94,439	405	94,844
Trivento Bodegas y Viñedos S.A.	264,316	27,927	292,243
Total	358,755	28,332	387,087

Company	Restated Opening Balance	Translation Adjustment	Balance at March 31, 2001
Distribuidora Peumo Argentina S.A.	73,516	6,968	80,484
Trivento Bodegas y Viñedos S.A	3,447	747	4,194
Total	76,963	7,715	84,678

Dividends

The Company's dividend policy proposed by the Board of Directors for 2002 consists of the distribution of up to 40% of net income for the year divided into three provisional dividends payable in September 2002, December 2002 and March 2003 and the payment of a final dividend in May 2003.

There are no restrictions for the payment of dividends

Movements in Shareholders' Equity

At March 31, 2002

	Paid-in Capital	Capital revaluation	Additional paid-in capital	Other reserves	Reserves for future dividends	Retained earnings	Provisional dividends	Deficit from dev .stage	Net income for the year
Beginning Balance	40,488,670	-	4,724,504	8,395,994	-	49,387,125	(3,093,010)	-	13,228,711
Distribution of prior year income	-	-	-	-	-	13,228,711	-	-	(13,228,711)
Prior year dividend paid	-	-	-	-	-	-	-	-	-
Capital increase through share issuance	-	-	-	-	-	-	-	-	-
Capitalization of reserves and/or earnings	-	-	-	-	-	-	-	-	-
Accumulated deficit from development stage	-	-	-	-	-	-	-	-	-
Conversion Adjustment	-	-	-	28,332	-	-	-	-	-
Capital Restatement	-	(161,955)	(18,898)	(33,584)	-	(250,463)	12,373	-	-
Net income for the year	-	-	-	-	-	-	-	-	2,785,234
Provisional Dividends	-	-	-	-	-	-	-	-	-
Final Balance	40,488,670	(161,955)	4,705,606	8,390,742	-	62,365,373	(3,080,637)	-	2,785,234
Restated Balances	-	-	-	-	-	-	-	-	-

At March 31, 2001

	Paid-in Capital	Capital revaluation	Additional paid-in capital	Other reserves	Reserves for future dividends	Retained earnings	Provisional dividends	Deficit from dev .stage	Net income for the year
Beginning Balance	39,271,261	-	4,582,449	47,964,776	-	-	(2,819,725)	-	13,023,668
Distribution of prior year income	-	-	-	-	10,203,943	-	2,819,725	-	(13,023,668)
Prior year dividend paid	-	-	-	-	-	-	-	-	-
Capital increase through share issuance	-	-	-	-	-	-	-	-	-
Capitalization of reserves and/or earnings	-	-	-	-	-	-	-	-	-
Accumulated deficit from development stage	-	-	-	-	-	-	-	-	-
Conversion Adjustment	-	-	-	5,693	-	-	-	-	-
Capital Restatement	-	39,271	4,582	47,965	(2,819)	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	2,378,427
Provisional Dividends	-	-	-	-	(2,402,030)	-	-	-	-
Final Balance	39,271,261	39,271	4,587,031	48,018,434	7,799,094	-	-	-	2,378,427
Restated Balances	40,253,042	40,253	4,701,707	49,218,895	7,994,071	-	-	-	2,437,888

Number of shares

Series	No. of subscribed shares	No. of paid shares	No. of voting right shares
0	719,170,735	719,170,735	719,170,735

Capital (Amount)

Series	Subscribed capital	Paid-in capital
0	40,488,670	40,488,670

Note 22 - Other Non-Operating Income and Expenses

The detail is as follows:

Other income

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Dividends received	310	297
Gain on sale of fixed assets	9,672	2,539
Gain on sale of shares	2,543	2,539
Rentals received	5,540	3,333
Administrative services	19	15,422
Insurance and freight services	10,105	22,656
Other agricultural services	1,666	1,932
Compensation received	-	1,819
Sale of glass	2,381	9,820
Sale of other products	5,441	3,713
Expenses recovery	(361)	17,485
Other	735	4,800
Total	38,051	86,355

Non-operating expenses

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Amortization of intangible assets	10,071	5,863
Loss on sale of fixed assets	3,413	-
Fixed asset adjustment	34,019	-
Uncollected dividends	151	165
Prior year expenses	16	5,434
Prior year legal expenses	-	6,297
Other	1,196	2,888
Total	48,866	20,647

Note 23 - Price-level Restatement

Assets (Charges) / Credits	Restatement index	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Inventories	CPI	58,259	17,334
Property, plant and equipment	CPI	(341,604)	77,576
Investments in related companies	CPI	(37,243)	19,373
Marketable securities	CPI	-	-
Other accounts receivable	UF	1,839	214
Recoverable taxes	CPI	-	-
Prepaid expenses	UF	(6,547)	4,350
Other non-monetary assets	CPI	(7,685)	1,681
Cost and expense accounts	CPI	(8,606)	23,884
Total (charges)/credits		(341,587)	144,412

Liabilities (Charges) / Credits			
Shareholders' equity	CPI	452,528	(91,224)
Minority interest	CPI	1,371	-
Bank debt	UF	32,018	(31,265)
Long-term bank debt	UF	223	-
Bonds payable	UF	3,309	(1,195)
Long-term liabilities with maturities within one year		(1,309)	1,078
Notes payable	UF	768	-
Other accounts payable	UF	(449)	-
Long-term bank debt	UF	41,860	(28,881)
Long-term bonds payable	UF	1,452	(2,828)
Other long-term accounts payable	UF	10,105	(7,509)
Non-monetary liabilities	CPI	-	(957)
Income accounts	CPI	8,832	(21,390)
Total (charges) credits		550,708	(184,171)
Net (loss) gain from price-level restatement		209,121	(39,759)

Note 24 – Foreign Currency Exchange Differences

The detail of these is as follows:

Assets (Charges) / Credits	Currency	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Cash	Euro	3,089	(1,097)
Cash	US$	21,892	7,531
Time deposits	US$	(44,892)	-
Trade accounts receivable	CAD	(555)	2,647
Trade accounts receivable	Euro	(49,844)	(18,537)
Trade accounts receivable	US$	(102,636)	460,922
Other accounts receivable	CAD	52	129
Other accounts receivable	Euro	(3,935)	-
Other accounts receivable	US$	(2,610)	23,512
Accounts receivable from related companies	US$	(1,663)	557,412
Accounts receivable from related companies	Euro	913	133
Accounts receivable from related companies	CAD	-	(444)
Prepaid expenses	US$	1,459	54
Inventory	US$	9,602	-
Other current assets	US$	127,900	-
Total (charges) credits			
Liabilities (Charges) / Credits		(41,228)	1,032,262
Bank debt	Euro	23,627	-
Bank debt	US$	(17,850)	(282,299)
Long-term bank debt, short-term portion	US$	(14,954)	(225,471)
Accounts payable	AUD	(80)	148
Accounts payable	CAD	-	-
Accounts payable	ESP	-	218
Accounts payable	FRF	-	289
Accounts payable	ITL	691	96
Accounts payable	EUR	3,120	(206)
Accounts payable	USD	38,491	(168,729)
Accounts payable	GBP	600	-
Notes payable	CAD	2,681	82
Notes payable	Euro	716	890
Notes payable	US$	(855)	(5,622)
Accounts payable to related companies	US$	(536)	(118,798)
Other accounts payable	US$	37	(20,120)
Accrued expenses	CAD	(165)	385
Accrued expenses	Euro	5,039	(1)
Accrued expenses	US$	(16,357)	(79,993)
Other current liabilities	US$	-	(391,742)
Long-term bank debt	US$	(4,440)	(202,946)
Long-term accounts payable to related companies	US$	4,162	(98,339)
Adjustment for financial statement translation	US$	634,736	-
Adjustment for financial statement translation	GBP	(6,918)	-
Total (charges) / credits		(626,051)	(1,592,158)
Loss from foreign currency exchange difference		(667,279)	(559,896)

Note 25 - Statement of Cash Flows

Future cash commitments for liabilities which represent investing activities are as follows:

	Currency or adjustment index	Short-term portion Th.Ch.$	Years to Maturity 2003 Th.Ch.$	2004 Th.Ch.$	2005 Th.Ch.$	2006 Th.Ch.$	2007 Th.Ch.$	More than 6 years Th.Ch.$	Total owed Th.Ch.$
Leasing of building	UF	155,902	116,926	155,902	155,902	155,902	155,902	389,755	1,286,191
Leasing of farm		76,386	66,681	57,602	57,602	57,602	57,602	1,096,323	1,469,798
Leasing of farm		208,198	156,149	208,198	208,198	208,198	208,198	1,110,389	2,307,528
Investment in Industria Corchera S.A.	UF	530,750	491,925	983,850	983,850	-	-	-	2,990,375
Purchase of land		587,395	-	-	-	-	-	-	587,395
Total		1,558,631							

	Average Interest rate %	Average capital amount	2001 Short-term portion Th.Ch.$	Long-term portion Th.Ch.$
Leasing of building	7.00%	967,053	156,005	1,287,043
Leasing of farm	-	1,469,798	72,265	1,460,897
Leasing of farm	-	-	193,124	2,145,499
Investment in Industria Corchera S.A.	1.04%	2,951,550	567,304	2,744,299
Purchase of land	5.00%	-	-	-
Total		5,388,401	988,698	7,637,738

During the periods ended at March 31, 2002 and 2001, there were no other investing activities affecting future cash flows

Note 26 - Derivative Contracts

Type Of Derivative	Type of agreement	Amount of the contract	Description of the contract: Date of expiration	Specific item	Purchase/ sales position	Hedged Name	Hedged Amount	Hedged entity amount	Accounts affected: Value of Asset / liability Name	Amount	Effect on income: Realized	Unrealized
FR	Liability hedge	693,260	2nd quarter of 2002	US$	S	Export customers	677,760	655,900	Other current liabilities	37,360	-	37,360
FR	Liability hedge	664,570	2ND quarter of 2002	US$	S	Export customers	661,380	655,900	Other current liabilities	8,670	-	8,670
FR	Liability hedge	660,050	2nd quarter of 2002	US$	S	Export customers	655,440	655,900	Other current liabilities	4,150	-	4,150
FR	Liability hedge	660,600	2nd quarter of 2002	US$	S	Export customers	565,150	655,900	Other current liabilities	4,700	-	4,700
FR	Liability hedge	660,700	2nd quarter of 2002	US$	S	Export customers	656,760	655,900	Other current liabilities	14,810	-	14,810
FR	Liability hedge	664,850	2nd quarter of 2002	US$	S	Export customers	657,470	655,900	Other current liabilities	4,800	-	4,800
FR	Liability hedge	670,710	2nd quarter of 2002	US$	S	Export customers	660,540	655,900	Other current liabilities	8,950	-	8,950

Note 27 - Contingencies and Restrictions

1) Wine contracts: The Company enters into long-term agreements for the acquisition of grapes and wine, which expire on different dates with the last expiration date being in 2012.

2) There were no indirect commitments at March 31, 2002.

3) On December 15, 2000, MOP decrees No. 3,692, 3693 and 3,694 of August 28, 2000 were published in the Official Gazette, which entitles the expropriation of lots 480-A property of Viña Concha y Toro S.A., 480-B and Viña Cono Sur S.A. and No 481, property of Viña Concha y Toro S.A. The indemnity fixed for both lots amounts to Ch.$ 2,080,314,000.

   On July 9, 2001, the Company and its subsidiary Viña Cono Sur S.A. presented to the Second Civil Court of San Miguel a claim against the Chilean Treasury for the provisional amount for fixed indemnities regarding the expropriation of three lots denominated with numbers 481,480-A and 480-B

   To date, the payment for the expropriation of lots 481 and 480-B amounting Ch.$ 1,236 million is still pending. This will result in a net gain amounting to approximately Ch.$ 1,100 million and the resolution of the claim dated on July 9, 2001.

4) Restrictions to index limits are generated by covenants associated with the issuance of bonds payable, as follows

   a) Maintain assets free of liens or encumbrances equal to at least 30% of all liabilities, calculated semi-annually.

   b) Maintain adequate insurance coverage for all operating assets.

   c) Comply with the following financial statement positions:

      Debt to shareholders' equity ratio no higher than 1.4 times
      Current assets must be equal to or greater than current liabilities.
      Make provisions for contingencies.

   d) Provide the public with periodic financial information.

The Company is not permitted to:

e) Cede or transfer essential operating assets, which would jeopardize the continuity of current operations.

f) Make investments in financial instruments issued by related parties, or make loans to related parties, or realize any other operations with related parties on terms less favorable to Viña Concha y Toro than those existing in the market.

Acceleration causes:

- If payments of principal and interest are not made when due,
- If any declaration made by the issuer in relation to the issuance of the bonds were to be maliciously false,
- In the event the issuer is in non-compliance with any of the points noted as a) to f) above, and the noncompliance is not corrected within 30 days,
- If any other creditor of the issuer legitimately demands and receives payment prior to the normal maturity of an obligation, except in the event that the obligation does not exceed 3% of the total assets of the issuer,
- If the issuer does not make direct or indirect payments when due to other creditors for amounts greater than 2% of the total assets of the issuer, or
- If the issuer is dissolved or liquidated.

Direct contingencies and commitments

Beneficiary	Debtor		Type of guarantee	Assets Affected		Outstanding balances at financial statement's closing date	
	Name	Relationship		Type	Book value	3-31-2002	3-31-2001
Banco Santander	-	-	Letter of credit		-	60,797	-
Banco Santander			Letter of credit		-	118,627	-
Banco Santander			Letter of credit		-	65,904	-
Banco Santander			Letter of credit		-	12,544	-
Banco Santander			Letter of credit		-	84,247	-
Banco Santander			Letter of credit		-	14,385	-
Banco Santiago			Letter of credit		58,946	-	-

Note 28 - Foreign and Domestic Currency

Current Assets	Currency	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Cash	Ch.$	(79,773)	534,213
Cash	ARG	70,699	-
Cash	GBP	669	-
Cash	US$	424,284	1,168,853
Cash	EUR	612,871	-
Time deposits	US$	215,792	59,271
Marketable securities	Ch.$	206,374	372
Trade accounts receivable	Ch.$	6,747,123	6,367,691
Trade accounts receivable	USD	13,069,745	15,910,303
Trade accounts receivable	CAD	748,025	707,421
Trade accounts receivable	ARG	651,043	-
Trade accounts receivable	GBP	1,766,729	-
Trade accounts receivable	EUR	3,146,066	1,777,225
Notes receivable	Ch.$	2,194,526	1,802,556
Notes receivable	USD	3,715	298,492
Notes receivable	ARG	35,205	-
Other accounts receivable	Ch.$	595,295	920,078
Other accounts receivable	ARG	30,337	-
Other accounts receivable	GBP	208,754	-
Other accounts receivable	US$	41,709	341,352
Other accounts receivable	EUR	24,533	-
Other accounts receivable	CAD	12,866	14,278
Other accounts receivable	UF	33,717	43,682
Notes and accounts receivable from related companies	Ch.$	428,122	591,632
Recoverable taxes	Ch.$	1,224,612	2,049,528
Recoverable taxes	ARG	222,168	371,823
Recoverable taxes	USD	633,035	1,059,456
Inventories	Ch.$	29,856,076	32,036,305
Inventories	ARG	90,756	-
Inventories	GBP	634,015	-
Inventories	US$	3,479,349	-
Prepaid expenses	Ch.$	7,281,145	7,596,548
Prepaid expenses	ARG	80,390	-
Prepaid expenses	US$	496,925	40,240
Prepaid expenses	UF	501,251	526,149
Deferred taxes	Ch.$	660,256	780,888
Other current assets	Ch.$	79,120	-

Fixed assets	Currency	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Net property, plant and equipment	Ch.$	85,908,204	82,072,403
Net property, plant and equipment	US$	9,880,953	9,438,632
Net property, plant and equipment	GBP	10,349	-
Other assets			
Other assets	Ch.$	6,903,481	6,174,782
Other assets	ARG	362,842	-
Other assets	USD	136,470	-
Other assets	UF	6,772	6,776
Other assets	EUR	1,043	30,917
Total Assets	Ch.$	142,004,561	140,926,996
	ARG	1,543,440	371,823
	GBP	2,620,516	-
	USD	28,381,977	28,316,599
	EUR	3,784,513	1,808,142
	CAD	760,891	721,699
	UF	541,740	576,607

Current liabilities

		LESS THAN 90 DAYS				90 DAYS TO 1 YEAR			
		3-31-2002		3-31-2001		3-31-2002		3-31-2001	
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short-term bank debt	Ch.$	832,375	5.64	2,066,383	6%	-	-	-	-
Short-term bank debt	UF	3,267,951	3.7	-	-	4,097,041	4.56%	11,634,230	6.39%
Short-term bank debt	US$	1,317,730	4.40	-	-	-	-	5,508,714	5.81%
Short-term bank debt	EUR	462,786	4.23	-	-	1,400,619	5.02%	-	-
Current maturities of long-term debt	UF	234,619	5.83	139,590	6.37%	-	-	-	-
Current maturities of long-term debt	Ch.$	168	-	-	-	-	-	-	-
Current maturities of long-term debt	US$	1,551,571	3.62	-	-	7,997,072	3.51%	6,326,789	7.00%
Bonds payable	UF	315,372	6.00	293,410	6.00%	286.635	6.00%	277,930	6%
Long-term debt with maturities within one year	UF	54,053	-	-	-	43,580	7.00%	168,393	7.00%
Dividends payable	Ch.$	15,601	-	2,487,537	-	-	-	-	-
Accounts payable	Ch.$	9,656,786	-	5,321,989	-	-	-	-	-
Accounts payable	ARG	82,440	-	-	-	-	-	-	-
Accounts payable	GBP	83,732	-	-	-	-	-	-	-
Accounts payable	US$	816,709	-	1,488,688	-	-	-	1,151	-
Accounts payable	AUD	81	-	-	-	-	-	-	-
Accounts payable	ESP	634	-	14,043	-	-	-	-	-
Accounts payable	EUR	-	-	14,043	-	-	-	-	-
Accounts payable	FRF	780	-	16,614	-	-	-	-	-
Accounts payable	ITL	8,683	-	51,128	-	-	-	-	-
Accounts payable	UF	37,085	-	27,167	-	-	-	-	-
Accounts payable	CAD	-	-	113,560	-	-	-	-	-
Notes payable	Ch.$	-	-	2,816	-	-	-	-	-
Notes payable	US$	141,134	-	399,761	-	299,821	-	-	-
Notes payable	UF	223,275	-	50,775	-	-	-	-	-
Notes payable	CAD	116,746	-	3,128	-	-	-	-	-
Notes payable	EUR	66,844	-	-	-	-	-	-	-
Notes payable	GBP	14,952	-	-	-	-	-	-	-
Notes payable	ESP	74,110	-	-	-	-	-	-	-
Notes and accounts payable to related companies	Ch.$	1,710,171	-	2,128,291	-	-	-	-	-
Notes and accounts payable to related companies	US$	-	-	-	-	530,750	-	-	-
Other accounts payable	Ch.$	199,300	-	61,506	-	-	-	-	-
Other accounts payable	USD	1,937	-	96,599	-	-	-	-	-
Other accounts payable	GBP	102,065	-	-	-	-	-	-	-
Other accounts payable	UF	587,395	-	-	-	-	-	-	-
Accrued expenses	Ch.$	2,499,107	-	2,381,962	-	-	-	-	-
Accrued expenses	ARG	103,937	-	-	-	-	-	-	-
Accrued expenses	US.$	1,310,540	-	1,986,433	-	-	-	-	-
Accrued expenses	EUR	281,915	-	67,161	-	-	-	-	-
Accrued expenses	CAD	102,219	-	288,299	-	-	-	-	-
Accrued expenses	GBP	8,740	-	-	-	-	-	-	-

Current liabilities

		LESS THAN 90 DAYS				90 DAYS TO 1 YEAR			
		3-31-2002		3-31-2001		3-31-2002		3-31-2001	
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Withholdings payable	Ch.$	797,841	-	833,132	-	-	-	-	-
Withholdings payable	ARG	50,758	-	-	-	-	-	-	-
Withholdings payable	USD	128,625	-	-	-	-	-	-	-
Withholdings payable	EUR	758	-	-	-	-	-	-	-
Withholdings payable	GBP	69,163	-	-	-	-	-	-	-
Income tax	Ch.$	348,697	-	-	-	-	-	-	-
Deferred revenues	Ch.$	7,391	-	6,341	-	-	-	-	-
Other current liabilities	Ch.$	1,247,765	-	-	-	-	-	-	-
Other current liabilities	USD	-	-	-	-	-	-	296,056	-
Total current liabilities	Ch.$	17,315,202	-	15,289,957	-	-		-	-
	UF	4,719,750	-	510,942	-	4,427,256	-	12,080,553	-
	USD	5,268,246	-	3,971,481	-	8,827,643	-	12.132.710	-
	EUR	812,303	-	81,204	-	1,400,619	-	-	-
	ARG	237,135	-	-	-	-	-	-	-
	GBP	278,652	-	-	-	-	-	-	-
	AUD	81	-	-	-	-	-	-	-
	ESP	74,744	-	14,043	-	-	-	-	-
	FRF	780	-	16,614	-	-	-	-	-
	ITL	8,683	-	51,128	-	-	-	-	-
	CAD	218,965	-	404,987	-	-	-	-	-

Long-term liabilities at March 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long-term bank debt	USD	3,611,657	3.69	-	-	-	-	-	-
Long-term bank debt	UF	4,135,262	4.60	5,307,974	4.60	-	-	-	-
Bonds payable	UF	312,077	6.00	-	-	-	-	-	-
Other accounts payable	UF	869,420	7.00	-	-	-	-	-	-
Other accounts payable	ARG	89,202	-	-	-	-	-	-	-
Accounts payable to related companies	USD	2,459,628	-						
Long-term accruals	Ch.$	-	-	-	-	-	-	478,566	-
Long-term deferred tax	Ch.$	2,723,476	-	-	-	-	-	-	-
Other long-term liabilities	Ch.$	14,130	-	-	-	-	-	-	-
Other long-term liabilities	USD	492,303	-	-	-	-	-	-	-
Total long-term liabilities									
	USD	6,563,585	-	-	-	-	-	-	-
	UF	5,316,759	-	5,307,974	-	-	-	-	-
	ARG	89,202	-	-	-	-	-	-	-
	Ch.$	2,737,606	-	-	-	-	-	478,566	-

Long-term liabilities at March 31, 2001

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long-term bank debt	USD	6,159,427	5.66	-	-	-	-	-	-
Long-term bank debt	UF	1,134,588	6.15	9,449,495	6.15	-	-	-	-
Bonds payable	UF	910,205	-	-	-	-	-	-	-
Other accounts payable	Ch.$	1,096,527	-	-	-	-	-	-	-
Long-term accounts payable to related companies	USD	2,744,299	-	-	-	-	-	-	-
Long-term accruals	Ch$	-	-	-	-	-	-	406,269	-
Long-term deferred tax	Ch.$	1,827,227	-	-	-	-	-	506,913	-
Total long-term liabilities									
	USD	8,903,726	-	-	-	-	-	-	-
	UF	2,044,793	-	9,449,495	-	-	-	-	-
	Ch$	2,923,754	-	-	-	-	-	913,182	-

Note 29 - Sanctions

As of March 31, 2002 the Company and subsidiaries, directors and administrators have not been subject to fines or sanctions from the SVS.

Note 30 - Subsequent Events

Between March 31, 2002 and the date of issuance of these financial statements there has been no significant subsequent event which might alter the Company's position or the interpretation of these financial statements.

Note 31 - Environment

The Company has invested and disbursed the following amounts at close of the period

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Investments		
Water treatment plants	-	7,210
Expense		
Maintenance and supplies water treatment plants	41,226	35,169

Disbursements of assets made to improve the environment amounts to Th.Ch.$ 340,311 at March 31, 2002 (Th.Ch.$ 354,931 at March 31, 2001).

Note 32 - Prepaid Expenses

The detail of these is as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Next harvest expenses	7,312,926	7,292,352
Prepaid insurance	243,959	88,620
Other	802,826	781,965
Total	8,359,711	8,162,937

Note 33 - Time Deposits

The detail of these is as follows:

Bank	Currency	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Citibank New York	US$	215,792	-
Banco Regional Savings Fund	ARG	-	27,265
Banco Sudameris Savings Fund	ARG	-	31,414
Banco Galicia Savings Fund	ARG	-	592
Total		215,792	59,271

Note 34 - Sales

The detail of these is as follows:

	3-31-2002 Th.Ch.$	3-31-2001 Th.Ch.$
Sale of Wine	22,332,655	20,559,459
Sale of services	821,266	796,556
Sale of other products	723,120	625,845
Total sales	23,877,041	21,981,860

SIGNIFICANT EVENTS

March 21, 2002

The Company informed the SVS and the Chilean Stock Exchange regarding the Board of Directors' Meeting that will be held on April 29, 2002, in order to address the following issues:

1. Approval of the annual report, balance sheet, financial statements and report of the independent auditors for the period between January 1 and December 31, 2001.

2. Distribution of income and dividend distribution policy.

3. Appointment of the Company's directors

4. Appointment of Company's independent external auditors for 2002.

5. Directors' remuneration.

6. Determination of Directors' fees who belong to the Directors' Committee referred to in Article 50 bis of Law No. 18046; and establish the 2002 operations expense budget for this committee.

7. Determine the newspaper in which the next Shareholders' Meeting will be announced

8. Operations as governed by Article No. 44 of Law No. 18046

9. Any other business

April 30, 2002

The Company informed the SVS and the Chilean Stock Exchange that at the Board of Directors' Meeting held on April 29, 2002, the following individuals were appointed through a voting procedure as Company's Directors for a three-year period:

Alfonso Larraín Santa María- Chairman
Rafael Guilisasti Gana – Vice President
Mariano Fontecilla de Santiago Concha- Director
Francisco Marín Estévez –Director
Sergio Calvo Salas- Director
Eduardo Morandé Fernández-Director
Albert Cussen Mackenna-Director

April 30, 2002

The Company informed the SVS and the Chilean Stock Exchange that the Board of Directors' Meeting held on April 29, 2002, approved the following dividends' policy.

To distribute 2001 income, a final 207 dividend, defined as Ch.$ 3.16 per share that will be paid on May 29, 2002, that is added to dividends distributed as provisional; dividends Nos. 204 and 205, both of Ch.$1.40 per share, paid on September 28 and December 28, 2001 respectively, and a dividend, No. 206, of Ch.$ 1.40 paid on March 28, 2002.

To maintain as a dividend policy the distribution of 40% of net income. Likewise, a distribution of three dividends of Ch$ 1.50 each with a charge to 2002 income will be proposed. These dividends will be paid as provisional dividends on September 30, 2002, December 30, 2002 and March 31, 2003, respectively. A fourth dividend will be paid for the amount required for the completion of 40%of 2002 income, on a date to be determined at the Shareholders' Meeting which will be held in 2003.

The dividend policy, for all the cases, will depend on the Company's cash funds available.

Detailed Analysis of the Consolidated Financial Statements of Viña Concha y Toro S.A.
At March 31, 2002

I. Comparative Analysis and Explanation of Principal Trends

a) Liquidity

- Current liquidity

March 2001	1.69
December 2001	1.95
March 2002	1.75

An increase in this ratio compared to the prior year was primarily the result of an increase in current assets derived from an increase in inventories and trade accounts receivable and to a decrease in current liabilities as a result of a decrease in short-term bank debt.

Regarding the change compared to the same index in December 2001, the decrease corresponds to a decrease in current assets, especially in trade accounts receivable balances and an increase in current liabilities due to payments to be made during the year related to long-term bank debt.

- Acid test

March 2001	0.97
December 2001	1.11
March 2002	0.97

The behavior of this ratio compared to same period in prior year, shows that isolating the inventory effect, the detail of assets and liabilities maintains a similar structure.

Regarding the ratio in December 2001, the decrease is explained for the same reasons detailed in the preceding paragraph regarding the acid test, given that inventory level maintained.

b) Indebtedness

- Indebtedness ratio

March 2001	0.65
December 2001	0.60
March 2002	0.55

The improvement shown by this ratio compared to the first quarter of 2001 and December 31, 2001, is explained by a decrease in liabilities, primarily related to bank debt. In addition, there was an increase in equity as a result of an increase in earnings and reserves.

- Short and long-term debt ratio

Short-term debt	
March 2001	0.65
December 2001	0.60
March 2002	0.68
Long-term debt	
March 2001	0.35
December 2001	0.40
March 2002	0.32

The increase in the short-term debt ratio, and the decrease in long-term debt ratio, both compared to figures of March 2001, is explained given that the decrease in Company's liabilities, was proportionally higher for long-term liabilities which result in a decrease in the short-term portion.

Likewise, the situation noted in the preceding paragraph explains the change compared to the situation at December 2001, given that during the first quarter of 2002 the Company has continued to show a decrease in its liabilities, principally the long-term portion.

- Coverage of interest expense

March 2001	6.00
December 2001	8.46
March 2002	12.12

The increase in coverage of interest expense compared to March and December 2001 was due to a decrease in interest expense as a result of a decrease in bank debt and an increase in income.

c) Activity

- Total assets

The Company's total assets increased by Ch.$ 6,916 million compared to the same period of the prior year, which represents a variation of 4.0%. This increase was due to an increase in property, plant and equipment specifically related to constructions and improvements in buildings and infrastructure. Likewise, there are investments in vineyards plantations, additions to machinery for grape processing and additions to other fixed assets. Additionally, there was an increase in other assets due to increased investments in related companies and the related profits. There was also an increase in current assets as a result of an increase in accounts receivable and inventories balances.

- Inventory turnover

March 2001	0.42
March 2002	0.45

This increase is based on a higher cost of sales due to the increase in sales during the first quarter of 2002 compared to same period of the prior year.

- Period in which inventory remain in stock

March 2001	215.30 days
March 2002	200.59 days

This reflects a decrease derived from higher sales, and despite the increase in inventories at the end of the first quarter of 2002, compared to the same period of prior year, on average, inventories presented a decrease.

d) Results

- Sales and cost of sales

The Company's sales volume presents increased by 8.62% during the first quarter of 2002 with respect to the same period of prior year. This is explained by an increase of 14% in export sales and by the increase in sales of our subsidiary Concha y Toro UK.

Export sales of bottled wine denominated in US$ increased by 5.0%. In terms of volume these exports increased by 10% including export sales to the subsidiaries in Argentina and the United Kingdom. Please note the increase in the Asian Market of 46.9%, where Japan presented an increase of 46.6%. Likewise, Europe increased by 44.3%; South America increased by 66.4% and the Caribbean increased by 16%. Additionally, exports to Central America, Canada and the United States decreased by 22.2%, 13.5% and 14.4% respectively.

Analyzed per family of products, this shows increases of 289.4% in first-class wine, 31.5% in varietal wine, 215.2% in mass consumption wine and of 1.1% in blend. Likewise, Premiums decreased by 26.7%:

Domestic sales measured in litters of bottled wine increased by 0.5%. The principal increases were as follows:

Blend	63.4%
Premium	33.3%
Mass consumption	1.2%

Measured in values, domestic sales decreased by 12.8%, as a result of lowering prices in this market.

Cost of sales showed an increase as a percentage of sales from 66.2% to 64.0%, mainly explained due to a lower cost of wine.

Selling and administrative expenses presented an increase higher than growth of sales mainly resulting from start-up costs for the subsidiary in the United Kingdom and increases of marketing expenses related to operations. This generated that the Company's consolidated operating results increased by 5.2% .

Non-operating result shows a profit amounting to Ch.$ 24 million which compares positively with the loss amounting to Ch.$ 374 million obtained for the same period of prior year. This improvement was mainly due to a decrease in interest expense which decreased from Ch.$ 549 million to Ch.$ 297 million as a result of the decrease in the Company's indebtedness. Additionally, note that the result includes the effects of losses from the conversion of the financial statements of the company's subsidiaries in Argentina, and the permanent devaluation in the Argentine currency. As of March 31, 2002, the exchange rate in Argentina was ARG$ 2.8 per US$ 1.00. This results in a recognition of a total loss amounting to Th.Ch.$ 634,736 in the consolidated financial statements as of March 31, 2002, which are presented within foreign currency exchange differences of the statement of income.

Regarding income tax, this presented an increase higher than the expected profit growth before taxes compared to the same period of prior year. This was due to the fact that losses in Argentina taken advantage of by the Parent Company. Consequently, a decrease in taxes payable is not generated from this concept.

This resulted in the Company and its subsidiaries obtaining a profit for the first quarter 2002 amounting to Th.Ch.$ 2,785,234, which represents an increase of 14.25% compared to the same period of prior year.

- Other ratios

Other ratios were as follows (figures expressed in millions of Chilean pesos):

Operating income	
March 2001	3,120
March 2002	3,282
Interest expense	
March 2001	549
March 2002	297
Non-operating income (loss)	
March 2001	(374)
March 2002	24
RBTIDAEI *	
March 2001	4,627
March 2002	5,072
Results after taxes	
March 2001	2,438
March 2002	2,785

* Result before taxes, interest, depreciation, amortization and extraordinary items.

e) Profit

- Profitability of equity

March 2001	2.3%
March 2002	2.4%

The increase in this ratio is explained by the fact that the profit percentile growth is higher than the percentile growth of Company's equity.

- Profit from assets

March 2001	1.4%
March 2002	1.5%

This reflects an increase derived from the fact that the profit percentage growth is higher than the increase in assets, despite the fact that a significant quantity of assets is still under development and its contribution to the Company's results will be noted in future periods. This is customary for the Company's business.

- Performance of operating assets

March 2001	1.9%
March 2002	1.9%

For the purpose of the calculation of this ratio operating assets are defined as: total current and fixed assets.

This ratio remained constant given that the Company's operational assets have increased in the same proportion of the Company's results.

- Profit per share

March 2001	3.39
March 2002	3.87

This variation was due to an increase in the Company's results given that the number of subscribed and paid shares was maintained with no variations.

- Return on dividends

March 2001	1.37%
March 2002	1.60%

The increase of this ratio is due to the fact that dividends paid by the Company to its shareholders over the last twelve months increased by 12.5%, whereas during the same period the share price dropped by 4.1%.

II. Differences between Book and Fair Values

Differences between the Company's book and fair values relate to the valuation of real estate acquired years ago and which are accounted for at their historical cost plus price-level restatement, in conformity with accounting principles generally accepted in Chile. In the zones where real estate is significant, increases in their value were generated, which makes book values lower than fair values currently in force.

This conclusion is derived from the offers received for these properties by the Company. Note that these offers exceed the book values of these properties. Among these properties the Company's grape plantations are included.

III. Description and Analysis of the Principal Components of Net Cash Flows

Cash flows from operating activities increased by Ch.$ 6,075 million. This was due to an increase in collections from customers, which exceeded payments to suppliers and personnel, VAT, interest and other.

Cash flows from financing activities decreased by Ch.$ 5,051 million. This was due to the fact that payments of loans and dividends exceeded financing obtained.

Cash flows from investing activities decreased by Ch.$ 2,376 million due to additions to property, plant and equipment, which for the period amounted to a sum greater than Ch.$ 2,000 million.

III. Analysis of Market Risk

The Company's main business activity is the production and sale of bottled wine both in the domestic and international markets. The principal market risks which the Company confronts are exchange and interest rate risks and the risk of fluctuations in the price of raw materials.

Exchange Risk

The Company's export sales are principally denominated in U.S. dollars and also in Canadian dollars and Euros. During 2002 and 2001, 70.9% and 65.29%, respectively, related to the Company's total revenues were generated by export sales. As a result, exchange variations or weak economic conditions in external markets where the Company distributes its products could affect the Company's financial results. This risk, however, is minimized by the diversity of the Company's sales.

Note that although the Company used to export to Argentina considering prices in US dollars, accounts receivable from companies based in that country are denominated in Argentine pesos, which results in a risk due to the devaluation of the Argentine peso compared to the value of US dollars. In addition, a portion of the assets maintained by the subsidiaries in Argentina are also denominated in Argentine pesos and are therefore affected by the devaluation of the Argentine currency. Additionally, the current situation in the Argentine economy makes it unfeasible to have access to financial instruments which eliminate or reduce the aforementioned risk.

In order to mitigate the short-term effect of exchange variations on sales denominated in foreign currencies, the Company adopted a policy of balancing its assets and liabilities denominated in foreign currency to minimize the exchange risk derived from variations in the US$/Ch.$ exchange rate. Therefore, the Company considers the benefit of entering into forward or option contracts to reduce risks and enters this type of agreements from time to time. Additionally, the Company normally establishes a matching of currencies between its short-term liabilities and accounts payable. This normal matching policy excludes positions in Argentinean $, given the situation explained above.

To manage its exposure to exchange risk, at March 31, 2002, the Company had forward sale agreements denominated in U.S. dollars for US$ 7 million, which expire during the second quarter of 2002.

Interest Rate Risk

This exposure is related to interest on the Company's debt. At March 31, 2002 and 2001, the Company's long-term financial debt obligations amounted to Th.Ch.$ 35,130,909 and Th.Ch.$ 43,900,761, respectively. At March 31, 2002, approximately 54.5% of this debt was associated with a variable interest rate and 45.5% had been agreed at a fixed rate. The portion with variable rates was denominated in United States dollars, Euros and U.F.'s and associated with LIBOR and TAB rate (a Bank Rate), respectively. The Company has not as yet used any financial instrument to minimize the interest rate risk.

At March 31, 2002, market value of bonds payable approximates the value in the financial statements and, as mentioned earlier, consists principally of debt at a variable interest rate (average of 6.0%) with maturities through 2005.

Risk in the Price of Raw Materials

The Company acquires grapes from external vineyards and also uses its own grapes for the production of wine. Grapes acquired from external suppliers are subject to price and quality fluctuations and are, in general, more expensive than the Company's own grapes. On the other hand, both grapes (owned and external) are affected by agricultural risks, such as plagues, dry seasons, excessive heavy or out-of-season rains, cold temperatures, etc, which may affect the quality, cost or price of grapes acquired from thirds parties.

During 2002 and 2001, the majority of grapes used in the production of wine was acquired from Chilean independent growers. The disruption of the grape or wine supply as well as the effects of agricultural risks indicated or increases in prices by these external suppliers might have a negative effect on the Company" operating results.

OSVALDO SOLAR V.
Manager of Finance

GONZALO CUEVAS D.
Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By: **OSVALDO SOLAR V.**
Name : Osvaldo Solar V.
Title : Gerente de Administración y Finanzas / Administration and Finance Manager (Chief Financial Officer)

Date: June 21th, 2002